DATED  25 April 2012

YABIN ZHONG AND GUANGWEN HE

(“Founders”)

NICESTAR INTERNATIONAL LIMITED

("Company")

and

SEAVI ADVENT EQUITY V (A) LIMITED

SEAVI ADVENT EQUITY V (B) LTD

and

SAP INVESTMENTS LIMITED

(“Investors”)

THIRD SUPPLEMENTAL DEED TO

THE FOUNDERS’ AGREEMENT

DATED 6 SEPTEMBER 2010

MASON CHING & ASSOCIATES

Lawyers

1803, 18th Floor, World-Wide House

19 Des Voeux Road, Central,

Hong

THIS THIRD SUPPLEMENTAL DEED is executed on 25 April 2012.

BETWEEN

(1)	SEAVI ADVENT EQUITY V (B) LTD and SAP INVESTMENTS LIMITED, each a limited company incorporated under the laws of the British Virgin Islands and whose registered office is situate at Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Investors” and each an “Investor”);

(2)	YABIN ZHONG, (PRC ID No.43012419660828144X), and GUANGWEN HE, (PRC ID No.4301 2419 6807 081491) both of No.27 Jinsha Road, Lijingpu Township, Ningxiang County, Changsha City, Hunan Province, PRC (collectively referred to as the “Founders” and each a “Founder”); and

(3)	NICESTAR INTERNATIONAL LIMITED, a company incorporated in the British Virgin Islands with limited liability whose registered office is situate at 2nd Floor, Abbott Building, Road Town, Tortola, the British Virgin Islands (the “Company”)

WHEREAS:

(A)	The Founders and the Investors entered into a founders’ agreement and as amended by two supplemental agreements (collectively “Founders Agreement”) relating to certain undertakings by the Founders in connection with an exchangeable bond in the principal amount of US$10,800,000, in aggregate, issued by the Company.

(B)	The Founders, the Company and the Investors have entered into a fresh subscription agreement (“Subscription Agreement”) dated 5 January 2011 to supersede (save for antecedent breaches) the two subscription agreements dated 6 September and 19 December 2010 respectively relating to the subscription of exchangeable bond ("Exchangeable Bond") in the aggregate principal amount of US$10,800,000 (the “Investment Amount”) issued by the Company.

(C)	The Founders wish to privatize HQ Global Education, Inc. ("HQ Global") pursuant to a Privatization Plan. The details of the Privatization Plan are set forth in Exhibit A.

(D)	The Founders and the Investors agree to amend the Founders Agreement in the form of this supplemental deed on terms as set out herein below (“Third Supplemental Deed”).

(E)	This Third Supplemental Deed supersedes and preempts in its entirety any prior understanding, agreement, or deed by or among the parties to this Third Supplemental Deed, written or oral, which may have related to the subject matter of this Third Supplemental Deed in any way.

IT IS HEREBY AGREED as follows:

1.	Definitions and Interpretation

1.1	In the Third Supplemental Deed, capitalized terms not defined herein shall have the same meanings as defined in the Founders’ Agreement unless otherwise specifically defined.

1.2	The “Investment Documents” means the Founders Agreement, the Subscription Agreement, the Instrument, the Share Mortgage, the Third Supplemental Deed.

1.3	The “Group” means the group of persons comprising Nicestar, HQ Global, Risetime Group Limited, Global Education International Ltd., Xiangtan Nicestar, the HK Holdco, Oya, each existing school being a VIE of HQ Global, and their respective subsidiaries from time to time. “VIE” means a “variable interest entity” under generally accepted accounting principles in the United States of America.

1.4	The “Instrument” means the instrument constituting the Exchangeable Bond, dated 5 January 2011.

1.5	The “Share Mortgage” means the share mortgage in respect of 3,000,000 shares of HQ Global, dated 5 January 2011.

1.6	The “IPO” means an initial public offering of the shares of the holding company ("Listco") of the Group on an international stock exchange.

2.	Consent to the Privatization Plan and Founders’ Guarantee

2.1	Subject to the provisions herein and without prejudice to the rights of the Investors under the Investment Documents, the Investors hereby

(a)	consent to the Privatization Plan and approve the implementation of the Privatization Plan;

(b)	agree to extend the maturity of the Exchangeable Bond to 31 December 2013 provided that the Investors shall be entitled to an interest at the rate of two per cent. (2%) per annum payable annually calculating from the date immediately after maturity of the Exchangeable Bond for the outstanding balance of the Exchangeable Bond;

(c)	for the avoidance of doubt, actions taken in accordance with the Privatization Plan would not be regarded as an event of default or breach of the Investment Documents including entitling redemption of the Exchangeable Bond or enforcement of the Share Mortgage; and

(d)	consent to and agree not to veto any actions taken by the Founders or each member of the Group in accordance with the Privatization Plan not explicitly included in the definition of such plan, as long as such actions (i) have been conducted in good faith; or (ii) are reasonably anticipated in similar transactions; AND (iii), in the reasonable opinion of the Investors, have not caused and will not cause any adverse effect to the rights and benefits of the Investors pursuant to the Investment Documents, provided that the Founders and the Company shall provide all material information and documents including but not limited to the agreements relating to the Privatization Plan to the Investors in advance or as soon as they are available.

2.2	In consideration of the Investors consenting to the Privatization Plan, the Founders and the Company agree as follows:

(a)	At the time of an IPO of the Listco in the United States, the Founders and the Company will, upon the Investors’ request, cause a qualified U.S. law firm to issue a legal opinion customary for the IPO transaction;

(b)	the Founders and the Company undertake to implement the Privatization Plan and appoint necessary professionals and staff including but not limited to engagement of one of the 4 largest international accounting firms as reporting accountants and the recruitment of a chief financial officer for the Listco in the IPO;

(c)	in place of the Exchangeable Bond, the Company shall, on or before 31 May 2012, issue a fresh exchangeable bond ("Fresh Exchangeable Bond") in the principal amount of US$10,800,000 on the same terms as those of the Exchangeable Bond with an additional provision providing for the Investors' entitlement to interest as provided in Clause 2.1(b) and 2.2(g);

(d)	the Company shall, and the Founders shall procure the Company to, execute a supplemental deed in favour of the Investors to amend the Share Mortgage to the effect that the Secured Obligations (as defined therein) shall cover the Fresh Exchangeable Bond instead of the Exchangeable Bond;

(e)	the Founders and the Company agree and undertake that if the Listco is not HQ Global, the Exchangeable Bond shall be amended to the effect that the shares exchangeable therefrom shall be the shares of the Listco instead of the HQ Global and that they shall, at the request of the Investors, execute all necessary documents and take all necessary actions to ensure that the Investors shall receive shares in the Listco upon exchange pursuant to the Exchangeable Bond;

(f)	the Founders and the Company agree that if (A) the market value of securities in the Listco held by the Investors on the expiry date of the lock-up period imposed on the Investors by the sponsor(s), underwriter(s) in accordance with prevailing custom and practice and/or the relevant stock exchange (the “Lock-up Period”) in connection with the IPO (including the Listco shares issued to the Investors upon the exchange of the Exchangeable Bond) calculated as the closing price of the Listco shares on such date multiplied by the number of the Listco shares held by the Investors on such date plus (B) the gross proceeds received by the Investors from the sale of any securities in the Listco held by the Investors at the IPO as selling shareholders is less than 2.5 times the Investment Amount, the Founders will, within 30 business days from such date, compensate the Investors by, at the Founders’ election, paying the Investors the amount of such shortage in cash or transferring to the Investors for free such number of the Listco shares as is equivalent to such amount calculated at such closing price (provided that each party shall bear its own expenses in connection with such share transfer), provided that (i) the Investors shall not transfer, assign, or deliver any of the Exchange Bond or the Listco shares issued upon the exchange of the Exchangeable Bond to any third parties following the execution of this Third Supplemental Deed and before the expiry date of the Lock-up Period, provided that the Investors may sell the Listco shares held by them at the IPO as selling shareholders if the sponsor(s) or underwriter(s) for the IPO agree to such sale in writing; (ii) after the execution of this Third Supplemental Deed, HQ Global, the Founders, the Listco and/or the Company may seek financing from one or more sources to, among other things, develop the business of HQ Global or the Listco and/or reorganize certain structures of HQ Global or the Listco, and the terms of such financing, including the amount of the fund raised and issuance price per share, shall not be subject to the consent or approval of the Investors; AND (iii) the Investors shall undertake to HQ Global, the Founders and the Company, in writing, that the offer price, the amount of proceeds and the proposed use of proceeds of the IPO shall not be subject to the consent or approval of the Investors.

(g)	in the event that the Privatization Plan is not completed by 31 December 2012, the principal amount of the Fresh Exchangeable Bond together with all interest and other payments shall become immediately due and payable provided that the Investors shall not have done any act to prevent the completion of the Privatization Plan. For the avoidance of doubt, nothing herein shall prevent the Investors from doing any act to protect and/or enforce its rights and interests under the Investment Documents in connection with any actions taken by the Founders relating to the Privatization Plan which would have an adverse effect on the rights and benefits of the Investors under the Investment Documents.

3.	Other Terms and Governing Law

All other terms of the Founders’ Agreement including, without limitation, the provisions for governing law and arbitration shall remain effective and in full force and apply to this Third Supplemental Deed.

IN WITNESS WHEREOF this Third Supplemental Deed has been executed by the above named Parties on the day and year first above written.

THE COMMON SEAL OF	)
SEAVI ADVENT EQUITY V (B) LTD	)
was affixed hereto	)
in the presence of:	)

THE COMMON SEAL OF	)
SAP INVESTMENTS LIMITED	)
was affixed hereto	)
in the presence of:	)

IN WITNESS WHEREOF this Third Supplemental Deed has been executed by the above named Parties on the day and year first above written.

SIGNED SEALED AND DELIVERED by	)
YABIN ZHONG	)
in the presence of:	)

SIGNED SEALED AND DELIVERED by	)
GUANGWEN HE	)
in the presence of:	)

THE COMMON SEAL OF	)
NICESTAR INTERNATIONAL	)
LIMITED was affixed hereto	)
in the presence of:	)

EXHIBIT A

The “Privatization Plan” shall mean any and all actions taken by the Founders and/or their affiliates to cause the securities of HQ Global to cease to be registered with the SEC and cease to be quoted on the OTCBB, provided that such actions would not have any adverse effect on the rights and benefits of the Investors under the Investment Documents.